Registration No. 333-77067
Filed Pursuant to Rule 424(b)(3)
Prospectus Supplement To Prospectus Dated May 10, 1999
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
SHARES OF CLASS A COMMON STOCK
     The table setting forth the shares to be sold by the Selling Stockholders as set forth under “Selling Stockholders” in the Prospectus, dated May 10, 1999, of Apartment Investment and Management Company (“Aimco”) is hereby amended, as set forth below:

Selling Stockholders	Shares (1)
Kathleen B. Mecay Residuary Trust (2)	49,650	(3)

(1)	The number of shares shown reflects the number of shares of Class A Common Stock (subject to adjustment pursuant to anti-dilution provisions) that may be issued to the selling stockholders from time to time by Aimco in exchange for partnership common units, of the Aimco operating partnership tendered for redemption by such Selling Stockholder pursuant to the agreement of limited partnership of the Aimco operating partnership.

(2)	As of the date of this prospectus supplement, in addition to the units described in the table, the Kathleen B. Mecay Residuary Trust holds 39,943 partnership common units, exchangeable for an equal number of shares of Class A Common Stock, and 44,550 class one partnership preferred units, exchangeable for a number of shares of Class A Common Stock based on an exchange ratio that varies from time to time based on a formula in the agreement of limited partnership of the Aimco operating partnership. The shares issuable in exchange for such units may be offered and sold by the Kathleen B. Mecay Residuary Trust pursuant to other registration statements.

(3)	Pursuant to a ISDA Master Agreement and Credit Support Annex (the “ISDA Agreement”) by and between Robert M. Mecay, as Trustee of the Kathleen M. Mecay Residuary Trust, u/w/ dated September 22, 1986 (“Mecay”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), 49,650 Partnership Common Units and underlying shares of Class A Common Stock that are subject to this prospectus have been pledged by Mecay to MLPF&S as security for a loan or other extension of credit to Mecay. Upon a default under the ISDA Agreement, MLPF&S, its parent, Merrill Lynch & Co. Inc. or any subsidiary thereof, may be a selling holder hereunder and upon the exchange of such Partnership Common Units, may sell the applicable shares of Common Stock offered by this prospectus. In connection with the foregoing, Mecay may enter into derivative transactions with MLPF&S and in connection with those derivative transactions, MLPF&S may sell shares covered by this prospectus, including in short sale transactions. If so, MLPF&S may use shares pledged by or borrowed from Mecay or others to settle those sales or to close out any related open borrowings of shares, and may use shares received from Mecay in settlement of such derivatives to close out any related open borrowings of stock. Mecay may enter into option or other transactions with MLPF&S that involve the delivery of the shares offered hereby to MLPF&S, who may then resell or otherwise transfer those shares using this prospectus. MLPF&S or other third party in such derivative or other transactions may be an underwriter.
The date of this Prospectus Supplement is April 18, 2007.